FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Cushman & Wakefield Securities, Inc.

Year Ended December 31, 2016

With Report of Independent Registered Public Accounting Firm

(Confidential Pursuant to SEC Rule 17a-5(e)(3))

SEC I.D. No. 8-65606

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-65606

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2016___ AND ENDING ___12/31/16___
　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cushman & Wakefield Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

1290 Avenue of the Americas
　　　　　　　　　　　　　　(No. and Street)

New York　　　　　　　NY　　　　　　　10104
(City)　　　　　　　　　(State)　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
　　　　　　　　　(Name – if individual, state last, first, middle name)

One Spring Street　　　　New Brunswick　　　NJ　　　08901
(Address)　　　　　　　　(City)　　　　　　　(State)　　(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David Wenk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cushman & Wakefield Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LOUISE J DECATREL
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DE6300652
Qualified In New York County
My Commission Expires April 07, 2018

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cushman & Wakefield Securities, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2016

Contents

(Confidential Pursuant to SEC Rule 17a-5(e)(3))

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Cushman & Wakefield Securities, Inc.

We have audited the accompanying statement of financial condition of Cushman & Wakefield Securities, Inc. (the "Company"), as of December 31, 2016, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cushman & Wakefield Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Cushman & Wakefield Securities, Inc.'s financial statements. The supplementary information is the responsibility of Cushman & Wakefield Securities, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

February 24, 2017

WithumSmith+Brown, PC One Spring Street, New Brunswick, New Jersey 08901-2276 T (732) 828 1614 F (732) 828 5156 withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

Cushman & Wakefield Securities, Inc.

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$ 2,217,092	
Prepaid expenses	13,245	
Tax receivable	148,950	
Total assets	$ 2,379,287	
Liabilities and stockholder's equity		
Liabilities:		
Due to Parent	$ 3,082	
Accrued expenses and other current liabilities	30,607	
Total liabilities	33,689	
Stockholder's equity:		
Common stock, no par value, 100 shares authorized, issued and outstanding	–	
Paid-in capital	25,000	
Retained earnings	2,320,598	
Total stockholder's equity	2,345,598	
Total liabilities and stockholder's equity	$ 2,379,287	

The accompanying notes are an integral part of these financial statements.

(Confidential Pursuant to SEC Rule 17a-5(e)(3))

Cushman & Wakefield Securities, Inc.

Statement of Operations

Year Ended December 31, 2016

Revenues	
Placement fees	$ 895,391
Real Estate Services	50,000
Total revenues	945,391
Expenses	
General and administrative	931,522
Professional fees	95,148
Other	24,527
Real estate service fees paid to affiliates	72,695
Total expenses	1,123,892
Loss before provision for income taxes	(178,501)
Benefit from income taxes	72,192
Net loss	$ (106,309)

The accompanying notes are an integral part of these financial statements.

(Confidential Pursuant to SEC Rule 17a-5(e)(3))

Cushman & Wakefield Securities, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2016

	Shares	Common Stock (no par value)	Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2016	100	$ –	$ 25,000	$ 2,426,907	$ 2,451,907
Net loss	–	–	–	(106,309)	(106,309)
Balance at December 31, 2016	100	$ –	$ 25,000	$ 2,320,598	$ 2,345,598

The accompanying notes are an integral part of these financial statements.

(Confidential Pursuant to SEC Rule 17a-5(e)(3))

Cushman & Wakefield Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2016

Cash flows from operating activities		
Net loss	$	(106,309)
Adjustments to reconcile net loss to net cash used in		
operating activities:		
(Increases) decreases in operating assets:		
Prepaid expenses		(6,757)
Tax receivable		18,903
Increases (decreases) in operating liabilities:		
Due to Parent		(41,888)
Accrued expenses and other current liabilities		(17,323)
Net cash used in operating activities		(153,374)
Net change in cash		(153,374)
Cash at January 1, 2016		2,370,466
Cash at December 31, 2016	$	2,217,092
Supplemental disclosure of cash flow information		
Cash paid for income taxes	$	-0-

The accompanying notes are an integral part of these financial statements.

Cushman & Wakefield Securities, Inc.

Notes to Financial Statements

December 31, 2016

1. Description of Business

Cushman & Wakefield Securities, Inc. (the Company), a wholly-owned subsidiary of Cushman & Wakefield Inc. (the Parent), is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily arranges real estate financing with accredited investors through placement of participations in debt or equity in real estate owned by its clients. In addition, the Company advises clients regarding real estate financing structures, which could involve the sale or exchange of stock or other securities. The Company is permitted, under its FINRA membership agreement, to engage in other activities, however, it does not engage in these authorized activities. The Company was incorporated in Delaware on April 29, 2002 and commenced operations on April 7, 2003.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). Any material events that occurred subsequent to December 31, 2016 were reviewed for purposes of determining whether any adjustments or additional disclosures were required to be made to these financial statements.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

The process of estimating accrued expenses involves identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us on a monthly basis for services performed. We make estimates of our accrued expenses as of each statement of financial condition date in our financial statements based on facts and circumstances known to us.

(Confidential Pursuant to SEC Rule 17a-5(e)(3))

Cushman & Wakefield Securities, Inc.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Cash

Cash includes federally insured demand deposits that exceed the limit on insured deposits. The Company has not experienced any losses in such accounts.

Revenue Recognition

Advisory and placement fees are the Company's only source of revenues. Fees are recognized as gross revenue, in accordance with written agreements, at the time the related services are fully performed, unless significant future contingencies exist. If such contingencies exist, the fees are recognized when they are readily determinable and collection is reasonably assured.

Advisory and Placement Fees Receivable and Allowance for Doubtful Accounts

Advisory and placement fees recognized but not yet received are recorded as receivables on the Statement of Financial Condition. The Company evaluates the collectability of receivables and records an allowance for doubtful accounts on these receivables on a specific identification basis. During the year ended December 31, 2016, the Company did not record any allowances.

Expense Recognition

Real estate service fees paid to affiliates, on the Statement of Operations, represent payments made to real estate companies for services in connection with transactions completed by the Company. These transaction-related expenses are paid upon completion of the transaction and recognized when the corresponding revenue is recognized.

Income Taxes

The Company accounts for income taxes in accordance with the asset and liability method prescribed in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740. The Company's taxable income is included in the taxable income of the Parent for federal income tax purposes, which is also included in the federal income tax return of DTZ US Holdings, LLC, through December 31, 2016.

(Confidential Pursuant to SEC Rule 17a-5(e)(3))

Cushman & Wakefield Securities, Inc.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Federal income taxes for the Company are provided for in these financial statements as if the Company was filing as a separate entity. The Company is included in combined state income tax returns with the Parent and certain other subsidiaries of the Parent.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset and liability and its reported amount on the Statement of Financial Condition. These temporary differences result in taxable or tax deductible amounts in future years and are measured using the enacted tax rates and laws expected to apply to taxable income in the periods in which the deferred tax liability or asset is anticipated to be settled or realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized and, when necessary, valuation allowances are established to offset their benefit. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the level of historical taxable income, projected future taxable income and tax planning strategies that can be implemented by the Company in making this assessment.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. ASC 740-10 requires recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on de-recognition, classification, interest and penalties, and disclosure. The Company accounts for interest and penalties as a component of income tax expense on the Statement of Operations.

Fair Value of Assets and Liabilities

The financial assets and liabilities of the Company are reported on the Statement of Financial Condition at carrying amounts that approximate fair values due to the short maturities of the instruments. Such assets and liabilities include cash and accrued expenses, respectively.

Cushman & Wakefield Securities, Inc.

Notes to Financial Statements (continued)

3. Recent Accounting Pronouncements

In May 2014, the FASB and the International Accounting Standards Board issued a converged standard on recognition of revenue from contracts with customers, ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective. The core principle of the ASU requires companies to reevaluate when revenue is recorded on a transaction based upon newly defined criteria, either at a point in time or over time as goods or services are delivered. The ASU requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and estimates, and changes in those estimates.

In 2016, the FASB issued additional amendments that affect the guidance issued in ASU 2014-09 as described in the following updates: ASU No. 2016-08; 2016-10; 2016-11; 2016-12; and 2016-20. These updates provide further guidance and clarification on specific items within the previously issued ASU. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements for Topic 606. The new guidance permits the use of either the retrospective or modified retrospective methods of adoption, and is effective for public companies for annual reporting periods beginning after December 15, 2017 with the option to early adopt the standard for annual periods beginning on or after December 15, 2016. The Company does not plan to early adopt the standard. The Company is evaluating the effect that Topic 606 will have on its consolidated financial statements and related disclosures and has not yet selected a transition method.

Cushman & Wakefield Securities, Inc.

Notes to Financial Statements (continued)

4. Related Party Transactions

The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed if the Company operated as an unaffiliated company. Pursuant to the Restated Administrative Services Agreement dated April 1, 2014 ("Agreement"), the Company receives services, including use of office space, personnel and other general and administrative services from the Parent. For Company registered representatives who are members of the Parent's Corporate Finance & Investment Banking ("CFIB") business unit, the fee allocated to the Company pursuant to the Agreement for the twelve months ended December 31, 2016 was equal to 21.0% of CFIB's affiliated overhead expense based on the 2016 Annual Operating Plan. This percentage fee is calculated based on average revenue of the Company's registered representatives as a percentage of CFIB's total revenue for the past five years. For Company registered representatives who are members of the Parent's business units other than CFIB, the fee allocated to the Company pursuant to the Agreement for the twelve months ended December 31, 2016 was equal to 10.0% of the respective business unit's affiliated overhead expense based on the 2016 Annual Operating Plan. The cost for such services is recorded within General and administrative on the Statement of Operations. For the year ended December 31, 2016, the fee for such services amounted to $931,522.

The Due to Parent balance of $3,082 on the Statement of Financial Condition at December 31, 2016 primarily relates to Parent cost allocations, federal and certain unitary state income taxes, transaction costs and other fees paid by the Parent. Due to Parent balances are settled on a periodic basis.

The Company made payments to the Parent and affiliated brokers during 2016 for services rendered in connection with transactions completed by the Company. For the year ended December 31, 2016, the fees for such services amounted to $72,695, of which substantially all $72,695 is included in Real estate service fees paid to affiliates on the Statement of Operations.

Cushman & Wakefield Securities, Inc.

Notes to Financial Statements (continued)

5. Income Taxes

The components of income tax benefit for the year ended December 31, 2016 are as follows:

Current income tax benefit:		
Federal	$	(56,803)
State and local		(15,389)
Total current income tax benefit	$	(72,192)
Deferred tax benefit:		
Federal		0
State and local		0
Total deferred income tax benefit	$	0

The Company had an effective tax rate of 40.05%, which is different from the federal statutory rate of 35.00% due primarily to state and local taxes.

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined no material tax liabilities existed as of December 31, 2016.

The IRS audit on the Parent's 2012 tax year has been closed with no audit change to the Company during 2016. The federal statute of limitations remains open for the Parent's 2013-2015 tax years as of December 31, 2016. For state and local income tax purposes, the Company is subject to a three-year statute of limitations.

Cushman & Wakefield Securities, Inc.

Notes to Financial Statements (continued)

6. Commitments and Contingencies

Litigation

In the ordinary course of business, the Company is subject to claims, contractual disputes and other uncertainties. As of December 31, 2016, there were no claims or suits involving the Company.

7. Net Capital Requirements

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), the Company is subject to the SEC's uniform net capital rule (Rule 15c3-l) (the "Rule,") which requires the maintenance of minimum net capital of the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined in the Rule and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The Company computes its net capital requirements under the provisions of SEC Rule 15c3-1 and is exempt from SEC Rule 15c3-3 under provision (k)(2)(i).

At December 31, 2016, the Company had net capital of $2,180,903, which was $2,080,903 in excess of the required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital at December 31, 2016 was 1.54%.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notifications and other provisions of SEC Rule 15c3-1.

8. Concentration of Credit Risk

The Company maintains its cash with one financial institution, which at times may exceed federal insured limits. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

(Confidential Pursuant to SEC Rule 17a-5(e)(3))

Page 12

Supplemental Schedules

Cushman & Wakefield Securities, Inc.

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2016

Stockholder's equity	$	2,345,598
Less non-allowable assets		
Prepaid expenses		13,245
Tax receivable		148,950
Ownership non-allowable		2,500
Total non-allowable assets		164,695
Net capital	$	2,180,903
Minimum net capital requirement—Basic method (6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater)	$	100,000
Net capital in excess of minimum requirement	$	2,080,903
Total aggregate indebtedness	$	33,689
Ratio of aggregate indebtedness to net capital		1.54 %

See Independent Auditor's Report and notes to the financial statements.

(Confidential Pursuant to SEC Rule 17a-5(e)(3))

Cushman & Wakefield Securities, Inc.

Reconciliation with Company's Computation of Net Capital
included in Part IIA of Unaudited Form X-17A-5

December 31, 2016

	Stockholder's Equity	Net Capital
Net Capital as reported in the Company's (unaudited):		
Part IIA Focus Report (filed January 26, 2016)	$ 2,338,836	$ 2,174,141
Adjustments:		
Net change in Due to Parent	6,762	6,762
Net Capital per Schedule I	$ 2,345,598	$ 2,180,903

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

The net capital computation on Schedule I differs from the computation filed by the Company on January 26, 2016, on Form X-17A-5, due to the above stated adjustments.

(Confidential Pursuant to SEC Rule 17a-5(e)(3))

Cushman & Wakefield Securities, Inc.

Computation for Determination of Reserve Requirements and Information
Relating to Possession and Control Requirements under Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2016

Cushman & Wakefield Securities, Inc. is exempt from the provisions of Rule 15c3-3 pursuant to
section (k)(2)(i) of the Securities Exchange Act of 1934. The Company does not hold customer
funds or safe-keep customer securities.

See Independent Auditor's Report and notes to the financial statements.

(Confidential Pursuant to SEC Rule 17a-5(e)(3))

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Cushman & Wakefield Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 exemption report, in which Cushman & Wakefield Securities, Inc. identified the following provisions of 17 C.F.R. §240.15c3- 3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (the "exemption provisions") and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cushman & Wakefield Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

February 24, 2017

WithumSmith+Brown, PC One Spring Street, New Brunswick, New Jersey 08901-2276 T (732) 828 1614 F (732) 828 5156 withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.



Cushman & Wakefield Securities, Inc.
1290 Avenue of the Americas
New York, NY 10104

Rule 15c3-3 exemption report

Cushman & Wakefield Securities, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of the Rule.

Cushman & Wakefield Securities, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2016 without exception.

David Wenk
February 24, 2017